UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

August 14, 2023

(Date of Report)

Coyuchi, Inc.

(Exact name of issuer as specified in its charter)

California	68-0263042
(State or other jurisdiction	(I.R.S. Employer
of organization)	Identification Number)

1400 Tennessee Street, Unit 1, San Francisco, California 94107

(Address of principal executive office)

(888) 418-8847

(Issuer’s telephone number, including area code)

Series C Preferred Stock

Common Stock issuable upon conversion of Series C Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 3. Material Modification to Rights of Security Holders

On August 11, 2023, Coyuchi, Inc. (the “Company”) filed a Certificate of Amendment to its Fourth Amended and Restated Articles of Incorporation and Certificate of Determination of Preferences of its Series C Preferred Stock, in order to, among other things, (1) reduce the “Original Issue Price” of the Series C Preferred Stock from $4.50 to $3.60 per share and (2) reduce the threshold IPO price per share of its Common Stock required for automatic conversion of the Series C Preferred Stock from $4.50 to $3.60 (the “Amendment”). The Amendment is filed as Exhibit 2.1 to this Current Report on Form 1-U.

Background:

On April 20, 2023, Coyuchi, Inc. (the “Company”) announced certain changes to the terms of its offering of Series C Preferred Stock under Regulation A (Regulation A+) of Section 3(6) of the Securities Act, for Tier 2 offerings (the “Reg A+ Offering”), including that the public offering price was being reduced (i) from $4.05 per share to $3.24 per share for large investors who purchase more than $1,000,000 of Series C Preferred Stock in the Reg A+ Offering and (ii) from $4.50 to $3.60 per share for all other investors in the Reg A+ Offering, representing a 20% reduction in the public offering price (the “Offering Price Reduction”). The Offering Price Reduction was applied to all investors in the Reg A+ Offering, including those who had already purchased shares in the Reg A+ Offering prior to April 20, 2023. Investors who had already subscribed prior to April 20, 2023 have been retroactively issued additional shares of Series C Preferred Stock, such that the effective price per share of Series C Preferred Stock purchased by these investors is the same as it would have been had they purchased shares for the same aggregate subscription amount following the Offering Price Reduction.

The purpose of the Amendment is to allow for the Offering Price Reduction to take effect while keeping the rights, privileges, and preferences of the Series C Preferred Stock tied to the public offering price for investors in the Reg A+ Offering who purchase less than $1,000,000 of Series C Preferred Stock.

(1)	Reduction of “Original Issue Price” of Series C Preferred Stock.

In the event of a liquidation event, holders of Series C Preferred Stock are entitled to be paid out of the assets of the Company legally available for distribution, or the consideration received in such transaction, for each share of Series C Preferred Stock held by them, an amount per share of Series C Preferred Stock equal to the greater of (x) the “Original Issue Price” for such share, adjusted for any stock dividends, combinations, splits, recapitalizations and the like plus any declared but unpaid dividends with respect to such share or (y) such amount as would have been payable had such share of Series C Preferred Stock been converted into common stock at the applicable conversion rate immediately prior to such liquidation event.

The Amendment reduces the “Original Issue Price” of the Series C Preferred Stock from $4.50 to $3.60 (matching the Offering Price Reduction for investors in the Reg A+ Offering who purchase less than $1,000,000 of Series C Preferred Stock). Accordingly, the Amendment allows for the Offering Price Reduction to take effect while keeping the liquidation preference of the Series C Preferred Stock tied to the public offering price for investors in the Reg A+ Offering who purchase less than $1,000,000 of Series C Preferred Stock.

(2)	Reduction in the threshold IPO price per share of Common Stock required for automatic conversion of the Series C Preferred Stock.

The Amendment reduces the threshold IPO price per share of Common Stock required for automatic conversion of the Series C Preferred Stock from $4.50 to $3.60 (matching the Offering Price Reduction for investors in the Reg A+ Offering who purchase less than $1,000,000 of Series C Preferred Stock). Accordingly, the Amendment allows for the Offering Price Reduction to take effect while keeping the threshold IPO price per share of Common Stock required for automatic conversion of the Series C Preferred Stock tied to the public offering price for investors in the Reg A+ Offering who purchase less than $1,000,000 of Series C Preferred Stock.

Exhibit No.	Exhibit Description
2.1	Certificate of Amendment to the Fourth Amended and Restated Articles of Incorporation and Certificate of Determination of Preferences of Series C Preferred Stock of Coyuchi, Inc., dated August 11, 2023.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 14, 2023.

COYUCHI, INC.

By:	/s/ Eileen Mockus
Eileen Mockus
President and Chief Executive Officer